Exhibit 99.77C

2025 Annual Shareholder Meeting

The Fund’s 2025 annual meeting of shareholders (“Annual Meeting”) was held on April 17, 2025, for the following purposes:

1.
To elect three (3) Directors.

2.
To ratify the selection of Cohen & Company, Ltd. as the independent registered public accountants of the Fund for the calendar year ending December 31, 2025.

The following directors were elected under Proposal 1: Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko. Under Proposal 2, shareholders ratified Cohen & Company, Ltd. as the independent registered public accountants of the Fund for the calendar year ending December 31, 2025.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Luke E. Sims	2,236,535	58,738
Donald G. Tyler	2,256,526	38,747
Neal F. Zalenko	2,256,526	38,747

Proposal 2 – Selection of Cohen & Company, Ltd. as the independent registered public accountants of the Fund for the calendar year ending December 31, 2025.

For	Against	Abstain	Withheld
2,275,580	17,651	2,043	0

Total shares issued and outstanding on record date: 3,967,836